                                                                    Exhibit 99.3


FOR IMMEDIATE RELEASE

                                                  January 30, 2001
                                                  For more information contact:
                                                  Raymond Braun - (419) 247-2800
                                                  Mike Crabtree - (419) 247-2800

                  HEALTH CARE REIT, INC. REPORTS ON CLOSING OF
                             SUMMERVILLE TRANSACTION

Toledo, Ohio, January 30, 2001..... HEALTH CARE REIT, INC. (NYSE/HCN) reported today on the completion of its restructuring agreement with Summerville Assisted Living, Inc. ("Summerville") and the re-leasing of the Summerville facilities. As previously disclosed, the company reached an agreement with Summerville for Health Care REIT to restructure its investment in the large assisted living operator. The restructuring results from Summerville's decision to realign its portfolio of communities into specific targeted markets in order to leverage operating efficiencies and maximize value. Health Care REIT's facilities are located outside Summerville's targeted markets. Summerville also agreed to substantially repay Health Care REIT's subdebt and permit it to re-lease 10 of its 11 facilities to new operators.

"We are pleased with the Summerville transaction, which provides important benefits to both parties," commented George L. Chapman, chairman and CEO. "The reorganized Summerville is well positioned to complete the stabilization of its facilities and meet its goals. Health Care REIT has the benefit of re-leasing the 10 facilities with five experienced, regional operators. It also furthers our historical commitment to operator diversification."

SUMMERVILLE TRANSACTION
-----------------------
Summerville gave consideration of approximately $11.41 million to satisfy all of its obligations to the company. This amount included $6.1 million cash, 2.5 percent of the common stock of the reorganized Summerville, which the company has valued at $1.6 million, and a secured note of $3.71 million. As a result of this transaction, the company will charge $726,000 against its allowance for loan losses in the fourth quarter of 2000.

PREFERRED STOCK INVESTMENT
--------------------------
The company owned non-yielding preferred stock of Summerville with a basis of $2.0 million. As part of Summerville's recapitalization, this investment was substantially diluted. Accordingly, based upon an internal valuation, Health Care REIT elected to write-off its preferred stock investment in the fourth quarter of 2000.

FFO EFFECT
----------
Although the preferred stock write-off is non-cash and non-recurring, the company has determined, in accordance with the NAREIT definition, to reduce funds from operations ("FFO") by the loss on investment, resulting in a reduction in fourth quarter 2000 FFO of $0.07 per share. Excluding the loss



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

PRESS RELEASE
SUMMERVILLE TRANSACTION
--------------------------------------------------------------------------------

on investment, FFO is expected to be $0.66 per share. For 2001, it is anticipated that FFO will modestly decrease by $0.01 to $0.0125 per share as a result of the restructuring.

RE-LEASING OF FACILITIES
------------------------
The company had the following operating lease investments with Summerville, which are now operated by the companies specified in the following table:


---------------------- ------------------- ---------- ---------------------- ----------------------------------------------
      FACILITY                CITY           STATE        LEASE AMOUNT                        NEW OPERATOR
---------------------- ------------------- ---------- ---------------------- ----------------------------------------------
Dunwoody               Atlanta                GA           $16,552,340       Merrill Gardens LLC
---------------------- ------------------- ---------- ---------------------- ----------------------------------------------
Brick                  Brick                  NJ            10,473,504       Gordon Health Ventures
---------------------- ------------------- ---------- ---------------------- ----------------------------------------------
Pineville              Charlotte              NC            11,047,412       Southern Assisted Living, Inc.
---------------------- ------------------- ---------- ---------------------- ----------------------------------------------
Durham                 Durham                 NC            11,615,286       Southern Assisted Living, Inc.
---------------------- ------------------- ---------- ---------------------- ----------------------------------------------
Ellicott City          Ellicott City          MD            14,317,942       Morningside Developments
---------------------- ------------------- ---------- ---------------------- ----------------------------------------------
Gardnerville           Gardnerville           NV            13,357,027       Merrill Gardens LLC
---------------------- ------------------- ---------- ---------------------- ----------------------------------------------
Kenner                 Kenner                 LA            10,966,382       Summerville
---------------------- ------------------- ---------- ---------------------- ----------------------------------------------
Sarah Pierce           Litchfield             CT             8,864,156       Gordon Health Ventures
---------------------- ------------------- ---------- ---------------------- ----------------------------------------------
Merrillville           Merrillville           IN             7,377,368       Balanced Care Corporation
---------------------- ------------------- ---------- ---------------------- ----------------------------------------------
Naples                 Naples                 FL            18,195,736       Merrill Gardens LLC
---------------------- ------------------- ---------- ---------------------- ----------------------------------------------
Roswell                Roswell                GA            10,256,844       Merrill Gardens LLC
---------------------- ------------------- ---------- ---------------------- ----------------------------------------------
  TOTALS:                                                 $133,023,997
---------------------- ------------------- ---------- ---------------------- ----------------------------------------------

The lease amounts, lease rates and annual escalators are substantially the same as the leases to Summerville.

FACILITIES UPDATE
-----------------
In its quarterly earnings calls, the company will provide updated census and other operating data with respect to these facilities.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust that invests in health care facilities, primarily nursing homes and assisted living facilities. At September 30, 2000, the company had investments in 209 health care facilities in 34 states and had total assets of approximately $1.2 billion. For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code - HCN. More information is available on the Internet at http://www.hcreit.com.

This document may contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in the future to differ materially from expected results. These risks and uncertainties include, among others, general economic conditions, the availability of capital, competition within the financial services and real estate markets, the performance of operators within Health Care REIT's portfolio, and regulatory and other changes in the health care sector, as described in the company's filings with the Securities and Exchange Commission.

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